

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 26, 2008

<u>VIA U.S. MAIL and FACSIMILE (416) 493-5061</u>

Mr. Brian Clewes
Chief Financial Officer , Secretary, Treasurer and Director
Brookfield Place, 181 Bay Street, Suite 2500
Toronto, Ontario M5j 2t7 Canada

> **RE: Carthew Bay Technologies Inc.**
> **Form 20-F/A for the fiscal year ended December 31, 2007**
> **Filed September 18, 2008**
> **File No. 000-31481**

Dear Mr. Clewes:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A as of December 31, 2007
Controls and Procedures, page 56

1.   We re-issue comment 1. It appears that your management has performed an assessment of disclosure controls and procedures (DCP) but it does not appear that your management has performed its assessment of internal control over financial reporting (ICFR) as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting as set forth in Item 15T of Form 20-F. Note that DCP and ICFR require two separate and distinct assessments and conclusions.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- The Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at http://www.sec.gov/rules/final/2007/33-8809.pdf.

- The Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf.

- The "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   We re-issue comment 3. As a related matter, if you believe that disclosure
        controls and procedures are effective as of December 31, 2007 despite the failure
        to present management's conclusion on the effectiveness of internal control over
        financial reporting as of that date, please tell us the factors you considered and
        highlight for us those factors that support your conclusion. In particular, please
        explain how you considered the definition of disclosure controls and procedures
        provided in Rule 13a-15(e), which indicates that effective controls and procedures
        would ensure that information required to be disclosed by the issuer is recorded,
        processed, summarized and <u>reported</u> within the time periods specified in the
        Commission's rules and forms. In addition, as discussed in Compliance and
        Disclosure Interpretation 115.02, which you can find at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
        management's report on Internal Control over Financial Reporting rendered your
        annual report materially deficient and also rendered the company not timely or
        current in its Exchange Act Reporting.

Notes to Consolidated Financial Statements
Note 1. Description of Business, page 5

3.   We refer to your response to comment 5. Please provide us a schedule showing
        the calculation of the $4.5 million gain on disposal from the MKU Canada
        transaction.

                                        *****

        As appropriate, please respond to these comments within 30 calendar days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

        You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you
have questions. In this regard, please do not hesitate to contact Brian Cascio, Branch
Chief at (202) 551-3676 with any other questions.

                                                Sincerely,

                                                Gary Todd
                                                Senior Review Accountant